Exhibit 99.2

February 21, 2014

Board of Directors

Sunshine Bancorp, Inc.

Sunshine State Federal Savings and Loan Association

102 West Baker Street

Plant City, FL 33563

Re:	Plan of Conversion
Sunshine Bancorp, Inc.
Sunshine State Federal Savings and Loan Association

Members of the Board of Directors:

All capitalized terms not otherwise defined in this letter have the meanings given such terms in the Plan of Conversion (the “Plan”) adopted by the Board of Directors of Sunshine State Federal Savings and Loan Association (the “Association”). Pursuant to the Plan, the Association will convert from mutual to stock form and issue all of the Bank’s outstanding capital stock to Sunshine Bancorp, Inc. (the “Company”). In connection with the completion of the conversion, the Association intends to change its name to Sunshine State Bank. Simultaneously, the Company will offer shares of its common stock for sale in a public offering.

We understand that in accordance with the Plan, subscription rights to purchase shares of common stock in the Company are to be issued to: (1) Eligible Account Holders; (2) Tax-Qualified Employee Benefit Plans, including the Bank’s employee stock ownership plan; (3) Supplemental Eligible Account Holders; and, (4) Other Members. Based solely upon our observation that the subscription rights will be available to such parties without cost, will be legally non-transferable and of short duration, and will afford such parties the right only to purchase shares of common stock at the same price as will be paid by members of the general public in the community and underwritten offerings, but without undertaking any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue, we are of the belief that, as a factual matter:

(1)	the subscription rights will have no ascertainable market value; and

(2)	the price at which the subscription rights are exercisable will not be more or less than the pro forma market value of the shares upon issuance.

Changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the Company’s value alone. Accordingly, no assurance can be given that persons who subscribe to shares of common stock in the subscription offering will thereafter be able to buy or sell such shares at the same price paid in the subscription offering.

Sincerely,

RP Financial, LC.

Washington Headquarters
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www.rpfinancial.com	E-Mail: mail@rpfinancial.com